UNEMPLOYMENT BENEFIT ENDORSEMENT


This Endorsement forms part of the Policy to which it is attached and is effective as of the Policy Date. In the case of any conflict with any provision in the Policy, the provisions of this Endorsement will control.

ENDORSEMENT BENEFIT

After the first Policy Year, if you have been unemployed for at least 180 consecutive days and if you have not reached your 65th birthday, you can request and receive one of the following:

o A single Partial Surrender up to 25% of your Unloaned Accumulation Value, regardless of the amount of the actual Net Cash Value. Any Partial Surrender Charge will not be assessed. Your remaining Surrender Charges will decrease by the percentage that the Partial Surrender is to your Accumulation Value; or

o A single Policy Loan up to 50% of your Net Cash Value with the interest rate charged at the effective annual rate of 3%, payable in advance. This rate will be effective for the partial Policy Year in which you made the loan and the next three additional Policy Years. After this period, the interest rate charged on Policy Loans is shown on the Schedule Page.

ADDITIONAL NO LAPSE GUARANTEE BENEFIT

If the No Lapse Guarantee Rider is in effect, a Partial Surrender or Policy Loan will not reduce the adjusted premium payments used in the No Lapse Guarantee Premium Test. The test is described under the terms of that Endorsement and is effective for the partial Policy Year in which payment is made and the next three additional Policy Years. After this period, however, this Partial Surrender or Policy Loan, including interest accrued thereon, will reduce the adjusted premium payments to be used in the No Lapse Guarantee Premium Test.

REQUIRED PROOF OF UNEMPLOYMENT

We must receive satisfactory proof of unemployment including but not limited to a written statement from the applicable state unemployment agency indicating that you qualify for and are receiving unemployment benefits. We do require proof of the date unemployment began.

ELIGIBILITY FOR ADDITIONAL BENEFITS

You can again be eligible for these benefits five years after the payment of a Partial Surrender or Policy Loan under this endorsement, if you have not yet reached your 65th birthday.

Signed for Allianz Life Insurance Company of North America by:

                  /s/ Suzanne O. Pepin              Margery G. Hughes
                Vice President and Secretary          President